

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 21, 2009

Mr. Gregory B. Maffei
Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: Liberty Media Corporation
Preliminary Proxy Materials on Form PreM14A
File no. 1-33982
Filed on June 8, 2009

Partial Response Provided on July 16, 2009

Dear Mr. Maffei:

We have reviewed your response provide on July 16, 2009, and have the
following comment:

Questions and Answers, page 1
Why are the Malones receiving shares of high-vote Holdings common stock?, page 3

1. We note your response to comment six from our comment letter dated July 8,
    2009. Please provide us with your analysis as to how the exception pursuant to
    Rule 13e-3(g)(2) applies despite the disparate treatment of the affiliated and
    unaffiliated LEI Series B shareholders, including with respect to voting rights
    attaching to the two different classes of DirecTV common stock to be received by
    them. Please specifically address within your analysis Question 9 of the
    Commission's "Interpretive Release Relating to Going-Private Transactions under
    Rule 13e-3," Release No. 34-17719 (April 13, 1981), including the statement
    therein that "transactions in which affiliates may receive forms or amounts of

consideration differing from that offered to the unaffiliated security holders do not provide the unaffiliated security holders with the equal treatment contemplated by the exception."

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3257 with any questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Renee L. Wilm, Esq.
via facsimile, 212-259-2503